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                                                             Exhibit 99(a)(5)(E)

[LOGO OF ROHN INDUSTRIES, INC.]




INVESTOR CONTACT:                   MEDIA CONTACT:
Jim Hurley                          Anna Cordasco/Stephanie Pillersdorf/Tracy Greenberger
ROHN Industries, Inc.               Citigate Sard Verbinnen
309-633-6834                        212-687-8080


          ROHN INDUSTRIES ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

                   TOTAL PURCHASE OF 12,222,222 COMMON SHARES
                               AT $4.125 PER SHARE
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      PEORIA, IL, APRIL 16, 2001 - ROHN Industries, Inc. (Nasdaq: ROHN), a
leading provider of wireless infrastructure equipment for the telecommunications industry, today announced the final results of its self-tender offer, which expired on April 6, 2001. Based on a final count by the depositary for the tender offer, 5,469,123 shares of common stock were properly tendered and not properly withdrawn prior to expiration of the offer at a purchase price of $4.125 per share or less, excluding certain conditional tenders which were deemed withdrawn as a result of their minimum condition not being met. ROHN has accepted for purchase 5,430,729 shares at a price of $4.125 per share net to the seller in cash. Due to the over-subscription, the final pro-ration factor for shares tendered at or below $4.125 per share was approximately 99%, except for "odd lots" (holdings of fewer than 100 shares by a holder who tenders all of such shares in the tender offer), which will be purchased in full.

      Payment for shares accepted in the tender offer and the return of shares not accepted for purchase will be made by the depositary beginning on or about April 17, 2001.

      In connection with ROHN's previously announced stock purchase agreement with its largest stockholder, ROHN expects to purchase from the UNR Asbestos-Disease Claims Trust 6,791,493 shares of common stock on or about April 23, bringing the total shares to be purchased by ROHN to 12,222,222. Following the purchase of shares tendered in the self-tender offer and the purchase of shares from the Trust, ROHN will have approximately 40.6 million shares outstanding.

                                     (more)


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      The dealer manager for ROHN's "Dutch Auction" tender offer was Peter J.
Solomon Securities Company Limited and the information agent was D.F. King & Co., Inc.

      ROHN Industries, Inc. is a leading manufacturer and installer of telecommunications infrastructure equipment for the wireless and fiber optic industry including cellular, PCS, fiber optic networks for the Internet, radio and television broadcast markets. The Company's products and services include towers, equipment enclosures/shelters, design and construction, cabinets, poles and antennae mounts. ROHN has manufacturing locations in Peoria, Illinois; Frankfort, Indiana; Bessemer, Alabama; Casa Grande, Arizona; and Mexico City, Mexico.

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